                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ---------

                                AMENDMENT NO. 13
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)

                               Catherine Patterson
                                Electropure, Inc.
                            23456 South Pointe Drive
                             Laguna Hills, CA 92653
                                 (949) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2001
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 9 pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             13D - AMENDMENT NO. 13


CUSIP NO. 286133                                              PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 ANTHONY M. FRANK

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   [ ]
                                                                   (b)   [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                 PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
                 CALIFORNIA, USA

--------------------------------------------------------------------------------
        NUMBER OF          7     SOLE VOTING POWER
         SHARES                          6,744,060
                           -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER
        OWNED BY                         NONE
                           -----------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER
        REPORTING                        6,744,060
                           -----------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER
          WITH                           NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,744,060, INCLUDING 250,000 SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK AND 250,000 SHARES OF SERIES D CONVERTIBLE PREFERRED STOCK

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                53.7% OF THE COMMON STOCK 100% OF THE SERIES C CONVERTIBLE PREFERRED STOCK 100% OF THE SERIES D CONVERTIBLE PREFERRED STOCK 51.3% OF VOTING POWER

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                 IN -- 5,479,829
                 EP -     80,000
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     PAGE 3 of 9

This Amendment No. 13 amends, in relevant part as follows, the Schedule 13D, filed October 23, 2001, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common stock") of Electropure, Inc., a California corporation.

ITEM 1. SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California 92653.

ITEM 2. IDENTITY AND BACKGROUND

        (a) Anthony M. Frank

        (b) 320 Meadowood Court, Pleasant Hill, CA 94523

        (c) Retired - former Postmaster General

        (d) Not applicable

        (e) Not applicable

        (f) U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The funds utilized to acquire the 1,123,175 shares of Electropure, Inc. common stock and 150,000 warrants to purchase common stock as described below, were from Mr. Frank's personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION

        In January 2001, Mr. Frank loaned Electropure $1,000,000 for three years at 8% annual interest. The terms of the loan provide for interest only payments each calendar quarter. On October 23, 2001 and January 2, 2002, Mr. Frank converted $56,444.44 and $20,000.00 in interest accrued on the loan through December 31, 2001 for 161,270 and 47,619 shares of common stock, respectively. The common stock is entitled to one vote per share on all matters to be voted upon by the shareholders and except as may otherwise be required by law will vote with the holders of the Class B common stock and Convertible Preferred Stock as one class.

        On November 1, 2001, Mr. Frank purchased 200,000 shares of common stock and 50,000 three-year warrants to purchase common stock at $0.51 per share for net proceeds of $100,000.

        On January 2, 2002, Mr. Frank purchased 119,048 shares of common stock and 50,000 three-year warrants to purchase common stock at $0.42 per share for net proceeds of $50,000.


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                                                                     PAGE 4 of 9


        On January 15, 2002, Mr. Frank also purchase 595,238 shares of common stock and 50,000 three-year warrants to purchase common stock at $0.42 per share for net proceeds of $250,000.

The shares of common stock have no preemptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution to shareholders, subject to the liquidation rights held by the Class B common stock, Series C and Series D Preferred Stock and the Convertible Preferred Stock, and the prior rights, if any, that may be established in the future for Preferred Stock, if any. Holders of common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor along with the holders of the Class B common stock, subject to any prior rights when may be granted in the future to holders of Preferred Stock.

        Mr. Frank may in the future acquire, hold and dispose of shares of common stock or warrants or options for such common stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

        Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

        (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of Electropure;

        (f) Any other material change in Electropure's business or corporate structure;

        (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

        (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a)     Mr. Frank owns the following shares of Electropure:

                6,744,060 shares of common stock with one vote per share(1). 250,000 shares of Series C convertible preferred stock with no voting rights.
                250,000 shares of Series D convertible preferred stock with no voting rights.

                Mr. Frank owns beneficially 51.3% of the Common stock (53.7% if all of the warrants described below are exercised); 100% of the Series C Convertible preferred stock; and 100% of the Series D convertible preferred stock of Electropure. Mr. Frank owns 42.8% of the voting power of all classes of stock of Electropure.

        (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.

        (c) Since August 28, 2001, Mr. Frank has entered into the following transactions with regard to Electropure's common stock and/or preferred stock:

                On October 23, 2001, Mr. Frank converted $56,444.44 in interest due him on a loan into 161,270 shares of common stock for $0.35 per share.

                On November 1, 2001, Mr. Frank purchased 200,000 shares of common stock and 50,000 three-year warrants to purchase common stock with an exercise price of $0.51 per share for a total purchase price of $100,000.

                On January 2, 2002, Mr. Frank converted $20,000.00 in interest due him on a loan into 47,619 shares of common stock for $0.42 per share.

                On January 2, 2002, Mr. Frank purchased 119,048 shares of common stock and 50,000 three-year warrants to purchase common stock with an exercise price of $0.42 per share for a total purchase price of $50,000.

                On January 15, 2002, Mr. Frank purchased 595,238 shares of common stock and 50,000 three-year warrants to purchase common stock with an exercise price of $0.42 per share for a total purchase price of $250,000.


-------------
(1) Includes warrants for 300,000 shares exercisable at $1.25 per share; 50,000 shares exercisable at $0.51; 250,000 shares exercisable at $0.47; 100,000 shares exercisable at $0.42; and 902,603 shares exercisable at $2.00 per share.

        The following Warrants are currently exercisable by Mr. Frank:


        DATE GRANTED               PURCHASE PRICE             NO. OF SHARES
        ------------               --------------             -------------
          12/17/92                     $1.25                      50,000
          08/02/00                     $1.25                     250,000
          07/29/99                     $2.00                     450,000
          02/25/00                     $2.00                     202,603
          03/06/00                     $2.00                     250,000
          01/11/01                     $0.47                     250,000
          11/01/01                     $0.51                      50,000
          01/02/02                     $0.42                      50,000
          01/15/02                     $0.42                      50,000


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's common stock at $1.25 per share. Additionally, Mr. Frank has the right, until August 31, 2002, to purchase 450,000 shares of Electropure common stock at $2.00 per share. Such right is subject to earlier redemption by Electropure at $0.05 per warrant if the common stock shall equal or exceed $3.00 per share for thirty consecutive trading days. Mr. Frank also has the right to purchase 50,000 shares each at $0.51 and $0.42 per share until November 1, 2004 and January 2, 2005, respectively.

        Pursuant to his subscription of Units in February and March, 2000, Mr. Frank has the right until May 23, 2003 to purchase 452,603 shares of Electropure common stock at $2.00 per share. Such right is subject to earlier redemption by Electropure at $0.05 per warrant if the common stock shall equal or exceed $4.00 per share for thirty consecutive trading days.

        Mr. Frank has the right, pursuant to his August 2000 subscription of securities, to purchase 250,000 shares of Electropure common stock at $1.25 per share. The warrants are exercisable commencing on July 31, 2001 and expire on June 20, 2005. As described in Item 4, Mr. Frank also received the right to purchase 250,000 shares of Micro Imaging Technology, the private-held, wholly-owned subsidiary of Electropure, Inc.

        Mr. Frank has the right to purchase 250,000 shares of common Stock at $0.47 per share through January 11, 2006. Such warrants were granted in recognition for Mr. Frank's assistance to Electropure over the years.

        Pursuant to a private placement offering on January 2, 2002 and January 15, 2002, Mr. Frank has the right to purchase a total of 100,000 shares of Electropure common stock at $0.42 per share; 50,000 of which expire on January 2, 2005 and 50,000 expire on January 15, 2002

        Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI

Components upon the Common stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). Of such shares, if and when issued by the Company, as an investor in EDI Components, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $3.00, $4.00 and $5.50, respectively.

        On January 17, 2001, Mr. Frank loaned Electropure $1,000,000 for three years at 8% annual interest as the down payment to purchase the building occupied by Electropure. Interest on the loan is payable each calendar quarter beginning on June 30, 2001, with the principal balance due on January 18, 2004.

ITEM 7. EXHIBITS


        10.10.A     Subscription Agreement, December 6, 1989 *

        10.10.B     Subscription Agreement, October 10, 1990 *

        10.10.C     Subscription Agreement, March 1, 1991 *

        10.10.D     Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) *

        10.10.E     Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) *

        10.10.F     Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) *

        10.10.G     Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) *

        10.10.H     Warrants for 3,125 shares (Warrant No. 332 - 08/06/92) *

        10.10.I     Warrants for 25,000 shares (Warrant No. 361 - 12/18/92)
                    *

        10.10.J     Warrants for 50,000 shares (Warrant No. 360 - 12/17/92)
                    *

        10.10.K     Warrants for 20,000 shares (Warrant No. E-1003 -
                    07/29/92) *

        10.10.L     Warrants for 2,500 shares (Warrant No. E-1024 -
                    06/24/93) **

        10.10.M     Warrants for 5,000 shares (Warrant No. E-1029 -
                    05/25/94) **

        10.10.N     Warrants for 5,000 shares (Warrant No. E-1030 -
                    06/17/94) **

        10.10.O     Warrants for 4,000 shares (Warrant No. E-1034 -
                    03/27/95) **

        10.10.P     Warrants for 300,000 shares (Warrant No. 388 - 02/22/96)
                    **

        10.10.Q     Stock Right Agreement No. E-1034 **

        10.10.R     10% Two-Year Convertible Term Note - 12/31/96 **

        10.10.S     10% Two-Year Convertible Term Note - 02/25/97 **

        10.10.T     10% Two-Year Convertible Term Note - 04/10/97 **

        10.10.U     10% Two-Year Convertible Term Note - 01/26/98 ****

        10.10.V 10% Two-Year Convertible Term Note - 02/04/98 (face sheet only) ****

        10.10.W     Stock Purchase Agreement - 01/15/99 *****

        10.10.X     10% Two-Year Convertible Term Note - 12/13/99 ******

        10.10.Y     10% Two-Year Convertible Term Note - 01/25/00 ******

        10.10.Z     10% Two-Year Convertible Term Note - 02/10/00 ******

        10.10.AA    Warrants for 250,000 shares (Warrant No. A-3128-
                    01/11/01) *******

        10.10.AB    8% Three-Year Convertible Term Note - 01/17/01 *******

        10.10.AC    Stock Conversion Agreement - 01/17/01 *******

        10.10.AD    Stock Purchase Agreement - 01/17/01 *******

        10.10.AE    Stock Purchase Agreement - 08/28/01 ********

        10.10.AF    Debt Conversion Agreement - 10/23/01 *********

        10.10.AG    Stock Purchase Agreement - 11/01/01 *********

        10.10.AH    Debt Conversion Agreement - 01/02/02 *********

        10.10.AI    Stock Purchase Agreement - 01/02/02 *********

        10.10.AJ    Stock Purchase Agreement - 01/15/02 *********

        10.47.8     License Termination Agreement dated August 14, 1997 ***


----------------

* Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

** Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.

*** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.

**** Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 1998.

***** Previously filed in connection with Amendment No. 6 to Schedule 13D filed on February 16, 1999 by the Reporting Person.

****** Previously filed in connection with Amendment No. 8 to Schedule 13D filed on March 15, 2000 by the Reporting Person.

******* Previously filed in connection with Amendment No. 10 to Schedule 13D filed on February 13, 2001.

******** Previously filed in connection with Amendment No. 11 to Schedule 13D filed on September 4, 2001.

*********   Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 2001.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 13 to Schedule 13D is true, complete and correct.

Dated: January 20, 2002


                                                  /S/ ANTHONY M. FRANK
                                          ------------------------------------
                                                    Anthony M. Frank